80
3/16/04

VF 3-4-04

[redacted]

04003503

STATES
HANGE COMMISSION
D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50649

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1 / 1 / 03 (MM/DD/YY) AND ENDING 12 / 31 / 03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Zenon Capital LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1010 – 2269 Lakeshore Blvd., W.
(No. and Street)

Toronto	Ontario	M8V 3X6
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George Z. Tatarsky (416) 255-9020
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Hawley & Company LLP, Chartered Accountants
(Name — *if individual, state last, first, middle name*)

225 Watline Avenue	Mississauga	Ontario	L4Z 1P3
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

MAIL PROCESSING RECEIVED FEB 27 2004 SECTION 187

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

ZENON CAPITAL LP

ANNUAL FINANCIAL STATEMENTS

DECEMBER 31, 2003

HAWLEY & COMPANY LLP
Chartered Accountants
LLP

Partners:
Mark E. Hawley, B. Comm., C.A.
Thomas G. Stacy, B. Math., C.A.

Principals:
Ronald G. Pedlar, B.Sc., M.B.A.
Jim E. Moorhead, B. Comm., C.M.A.

AUDIT REPORT ON FORM X-17A-5, PART III

We have audited the attached form X-17A-5, Part III (Statement of Financial Position) of Zenon Capital LP as at December 31, 2003, 2002 and 2001 and the Statements of Earnings (Statement of Income), Partners' Capital, Cash Flows for the three year period then ended, Computation of Net Capital Under Rule 15c3-1, as indicated in the Oath or affirmation (the "form"). This form is the responsibility of the partnership management. Our responsibility is to express an opinion on this form based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the form is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall form presentation.

In our opinion, this form presents fairly, in all material respects, the financial position of the partnership as at December 31, 2003, 2002 and 2001 and the results of its operations and the changes in its financial position for the three year period then ended in accordance with generally accepted accounting principles in the United States of America.

Mississauga, Ontario, Canada

February 20, 2004

Hawley & Company LLP

Chartered Accountants

225 Watline Avenue, Mississauga, Ontario L4Z 1P3 • (905) 507-0590 • fax (905) 507-0594

ZENON CAPITAL LP **Statement 1**

STATEMENT OF FINANCIAL POSITION (US$)

DECEMBER 31, 2003

ASSETS	2003	2002	2001
CURRENT			
Cash	$ 59,870	$ 56,750	$ 57,002
Restricted cash (note 3)	1,072,089	1,426,976	1,193,718
Inventory of securities owned (note 4)	1,235,569	1,892,009	1,492,746
Dividends and fees receivable	4,370	3,636	6,190
	$ 2,371,898	$ 3,379,371	$ 2,749,656

LIABILITIES			
CURRENT			
Accounts payable and accrued expenses	$ 33,341	$ 36,176	$ 21,677
Margin accounts payable (note 6)	464,826	1,080,940	776,024
Securities sold, not yet purchased (note 7)	1,075,275	1,437,657	1,194,824
	1,573,442	2,554,773	1,992,525
CAPITAL			
Partners' capital (Statement 2)	798,456	824,598	757,131
	$ 2,371,898	$ 3,379,371	$ 2,749,656

(See accompanying notes)

H&C LLP

ZENON CAPITAL LP **Statement 2**

STATEMENT OF PARTNERS' CAPITAL (US$)

YEAR ENDED DECEMBER 31, 2003

	General Partner	Limited Partners	**2003 Total**	2002 Total	2001 Total
Balance, beginning of year	$ 82,916	$ 741,682	**$ 824,598**	$ 757,131	$ 648,553
Add: Contributions	31,625	-	**31,625**	107,419	50,000
Net earnings for the year	52,366	85,415	**137,781**	178,514	200,894
	166,907	827,097	**994,004**	1,043,064	899,447
Less: Withdrawals	(110,133)	(85,415)	**(195,548)**	(218,466)	(142,316)
Balance, end of year	$ 56,774	$ 741,682	**$ 798,456**	$ 824,598	$ 757,131

(See accompanying notes)

ZENON CAPITAL LP | **Statement 3**

STATEMENT OF EARNINGS (US$)

YEAR ENDED DECEMBER 31, 2003

	2003	2002	2001
REVENUE			
Gross trading profit	$ 318,755	$ 365,191	$ 383,673
Interest income	113,780	128,151	35,147
Dividend income	29,718	32,704	27,381
Knight rebates	690	4,251	4,430
Good faith interest	326	609	1,878
	463,269	530,906	452,509
EXPENSES			
Clearing charges	225,030	261,021	172,420
Dividends paid	52,108	32,546	7,531
Interest charges	22,809	28,059	24,356
Communication charges	16,346	16,596	39,625
Professional fees	5,680	5,161	5,075
Administration expenses	2,147	7,589	2,608
Foreign taxes paid	1,368	1,420	-
	325,488	352,392	251,615
NET EARNINGS FOR THE YEAR	$ 137,781	$ 178,514	$ 200,894

(See accompanying notes)

ZENON CAPITAL LP **Statement 4**

STATEMENT OF CASH FLOWS (US$)

YEAR ENDED DECEMBER 31, 2003

	2003	2002	2001
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES			
Net earnings for the year (Statement 3)	$ **137,781**	$ 178,514	$ 200,894
Adjustments for :			
Increase (decrease) in dividends and fees receivable	**(734)**	2,554	(3,946)
Decrease (increase) in inventory of securities owned	**656,440**	(399,263)	(40,759)
Increase (decrease) in accounts payable and accrued liabilities	**(2,835)**	14,499	(6,201)
Increase (decrease) in margin accounts payable	**(616,114)**	304,916	(5,889)
Increase (decrease) in securities sold, not yet purchased	**(362,382)**	242,833	11,194
	(187,844)	344,053	155,293
FINANCING ACTIVITIES			
Contributions	**31,625**	107,419	50,000
Withdrawals	**(195,548)**	(218,466)	(142,316)
	(163,923)	(111,047)	(92,316)
(DECREASE) INCREASE IN CASH	**(351,767)**	233,006	62,977
CASH, BEGINNING OF YEAR	**1,483,726**	1,250,720	1,187,743
CASH, END OF YEAR	$ **1,131,959**	$ 1,483,726	$ 1,250,720
COMPRISED OF:			
Cash	$ **59,870**	$ 56,750	$ 57,002
Restricted cash	**1,072,089**	1,426,976	1,193,718
	$ **1,131,959**	$ 1,483,726	$ 1,250,720

(See accompanying notes)

H&C LLP

ZENON CAPITAL LP

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

1. NATURE OF BUSINESS AND FINANCIAL STATEMENTS

The company is engaged in securities trading including hedging convertible securities, preferred stock and close bond funds. Zenon Capital LP is a US broker-dealer registered with the Securities and Exchange Commission (SEC).

These financial statements reflect the accounts of the limited partnership only and consequently, do not include all assets, liabilities, income and expenses of the partners. Income taxes are accounted for by each of the partners individually and therefore no provision for income taxes is made in the accounts of the partnership.

2. SIGNIFICANT ACCOUNTING POLICIES (UNITES STATES GAAP)

(a) Inventory of Securities Owned

Inventory of securities owned is stated at current market value. Current market value of financial instruments is determined by quoted market closing prices at year end, when available. When a quoted market price is not readily available, alternative valuation methods may be used. For derivative financial instruments, current market is determined by quoted market closing prices, when available, prevailing market rates for instruments with similar characteristics and maturities or net present value analysis.

(b) Revenue Recognition

Revenue reflects the trading activity of the limited partnership. Revenue is recognized on settlement date.

(c) Translation of Foreign Currencies

These financial statements are presented in U.S. dollars.

Translations recorded in currencies other than US dollars are translated on the following basis:

> Current monetary assets and liabilities at exchange rates prevailing on the balance sheet dates. Revenues and expenses at the average exchange rate for the year.

(d) Measurement Uncertainty

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known. Actual results could differ from these estimates.

(e) Security Transaction Charges

Security transaction charges are accrued for all transactions occurring up to the end of the reporting period.

2. SIGNIFICANT ACCOUNTING POLICIES CONT'D

(f) Financial Instruments

Fair value of financial assets and liabilities has been disclosed where fair value is readily obtainable and materially different than carrying value.

3. RESTRICTED CASH

Restricted cash consists of segregated funds on account with securities clearing firms from the short sale of securities and are not available for general operations. No interest is paid or accrued on restricted cash balances.

4. INVENTORY OF SECURITIES OWNED

Inventory of securities owned consists of :

	Symbol	Quantity	Market Price
ABBEY NATIONAL PLC PERPETUAL NOTES 7.25%	SXA	800	$ 21,416
BANCWEST CAP I 9.5% PFD SECS QUARTERLY INCOME DUE 12/1/30	BWEPR	1,000	28,200
BANK ONE CAP II 8.5% TR PFD SECS DUE 8/15/30	ONEPRU	800	22,040
CITIGROUP CAPITAL VIII 6.95% TR PFD SECS DUE 9/15/31	CPRZ	1,300	34,437
COMPASS CAPITAL III 7.35% TRUST PFD SECS DUE 4/1/32	CBGPRC	1,300	34,437
DUQUESNE LIGHT CO 6.7% PUBLIC INCOME NTS DUE 4/30/32	DQC	1,300	36,192
ENTERGY ARKASAS INC. 6.7 % FIRST MTG BDS DUE 4/1/32	EHA	1,700	45,611
ENTERGY MISSISSIPPI INC. 6.7% FIRST MTG BDS DUE 11/1/32	EMQ	1,200	31,380

ZENON CAPITAL LP

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

4. INVENTORY OF SECURITIES OWNED (CONTINUED)

	Symbol	Quantity	Market Price
FORD MOTOR CREDIT 7.375% SENIOR NOTES DUE 10/15/31	FCZ	100	$ 2,565
FINANCIAL SECURITY ASSURANCE 6.875% SR DEBT DUE 12/15/201	FSB	4,500	118,305
FINANCIAL SECURITY ASSURANCE 5.6% SENIOR NTS DUE 7/15/2103	FSF	1,000	24,360
GENERAL ELECTRIC CAPITAL CORP 6.625% PUBLIC INCOME NTS DUE 6/28/32	GEA	5,100	136,017
GENERAL MOTORS CORP 7.25% QUIBS DUE 4/15/41	GMW	100	2,565
GENERAL MOTORS ACCEPT CORP 7.35% PUBLIC INCOME NTS DUE 08/08/32	GJM	1,300	33,787
ING CAP FDG TR II 9.2% NON CUM GTD TR PFD SED	INGPRG	1,200	33,048
HOUSEHOLD CAPITAL TRUST V 10% TR PFD SECS DUE 6/30/30	HIPRX	300	8,292
JP MORGAN CHASE CAPITAL X 7% TRUST PFD DUE 2/15/32	JPMPRJ	2,500	66,575
MERRILL LYNCH PREFERRED CAPTRI 7.75% TR ORIGINATED PFD SED	MERPRB	100	2,732
MERRILL LYNCH PREFERRED CAPTR II 8% TR ORGINATED PFD SECS	MERPRC	300	8,400

ZENON CAPITAL LP

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

4. INVENTORY OF SECURITIES OWNED (CONTINUED)

	Symbol	Quantity	Market Price
MORGAN STANLEY CAPITAL TRUST II 7.25% TR PFD SEC DUE 7/31/31	MWJ	2,400	$ 64,464
MOTOROLA INC EQUITY SEC UNIT	MEU	900	39,087
MBNA CAPITAL D 8.125% PFD DUE 10/01/32	KRPPRD	1,300	34,814
NASDAQ STOCK MARKET INC.	NDAQ	1,000	9,450
NB CAPITAL CORP DEP SHS REPST 6 8.35% EXCH PFD SER A NBD	NBD	1,700	47,770
NATIONAL RURAL UTILITY 7.4% QTLY INCOME CAPS SEC DUE 11/1/50	NRS	1,200	32,100
PUBLIC STORAGE INC. DEPOSITARY SH 1/1000 PFD SERV	PSAPRV	1,700	45,407
PPL CAP FOG TRI 7.75% CONV PFD PEPS UN II	PPLPRE	400	8,820
PUBLIC SERVICE CO OF OKLAHOMA 6% SR NTS SER B DUE 12/31/32	POH	2,000	51,720
ROYAL BANK OF SCOTLAND ADR SER E 9% NON CUM PREF	RBSPRE	1,300	37,076

ZENON CAPITAL LP

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

4. INVENTORY OF SECURITIES OWNED (CONTINUED)

	Symbol	Quantity	Market Price
ROYAL BANK OF SCOTLAND PLC 5.75% CUM EXCHANGE ABFB CAP SECS	RBSPRY	800	$ 19,664
UNUM PROVIDENT CORP 8.25% CONV PFD DUE 5/15/06	UNMPRA	1,000	33,860
US BANCORP CAPITAL III 7.75% TRUST PFD DUE 5/1/31	USBPRB	1,300	35,282
UNITED STATES CELLULAR CORP 8.75% SR NTS DUE 11/01/32	UZG	2,300	65,596
WARRANTS TO PURCHASE COMMON STOCK OF NASDAQ STOCK MARKET INC. (AT COST)			20,100
			$ 1,235,569

The cost of the inventory of securities owned is $1,216,016 (2002 - $1,845,909, 2001 - $1,478,860).

5. PARTNERSHIP AGREEMENT

The partnership entered into an agreement dated June 10, 1996 whereby the General Partner Zenon Capital Inc., operates a securities and investment business for the partnership, for consideration of a share of the income generated by the partnership.

6. MARGIN ACCOUNTS PAYABLE

The margin accounts payable is due on demand. Interest charged on margin accounts is variable and set by the margin lender and the rate at December 31, 2003 is 4.0% (December 31, 2002 – 4.0%). Margin accounts payable are secured by all assets held by the lender, which includes inventory of securities owned held by securities clearing firms.

7. SECURITIES SOLD, NOT YET PURCHASED

Securities sold, not yet purchased are stated at market and is secured by all assets held by the lender, which includes inventory of securities owned held by securities clearing firms.

Securities sold, not yet purchased consists of :

	Symbol	Quantity	Market Price
AMBAC FINANCIAL GROUP INC 7% SR NTS DUE 10/17/51	AFK	900	$ 24,237
AMBAC FINANCIAL GROUP INC 5.95% DEB DUE 2/28/2103	AKF	2,000	50,900
CITIGROUP CAPITAL IX 6.00% TRUST PFD SECS (TRUPS) DUE 2/14/2033	CPRS	1,200	30,456
ENTERGY LOUISIANA INC 7.6% 1ST MTG BONDS DUE 4/1/32	EHL	1,200	32,616
FORD MOTOR CO PFD 7.5% SR NTS DUE 6/10/43	FPRA	2,000	51,620
FLEET CAPITAL TRUST VIII 7.20% DUE 3/15/2032	FBFPRM	1,200	31,968
FINANCIAL SECURITY ASSURANCE 6.25% SR NOTES DUE 11/1/2102	FSE	500	12,860

7. SECURITIES SOLD, NOT YET PURCHASED (CONTINUED)

	Symbol	Quantity	Market Price
FINANCIAL SECURITY ASSURANCE HOLDINGS 5.60% SENIOR NTS DUE 07/15/2103	FSF	1,800	43,848
GENERAL MOTORS CORP 7.375% SR NTS DUE 5/15/48	BGM	1,600	41,712
GENERAL MOTORS CORP PFD 7.375 SR NTES DUE 10/01/2051	HGM	1,500	39,030
GENERAL MOTORS CORP 7.25% SR NTS DUE 2/15/52	RGM	100	2,585
GENERAL ELECTRIC CAPITAL CORP 5.875% SR NTS DUE 2/18/33	GED	4,600	119,370
ING GROUP N V 7.05% NON CUM PERPETUAL PFD	IND	300	8,031
HOUSEHOLD FINANCE CORP 6.875% SENIOR NTS DUE 1/30/33	HTB	100	2,655
ING GROEP N V PERPETUAL DEBT SECS 7.20%	INZ	2,000	54,240
JP MORGAN CHASE XI 5.875% PFD SERIES DUE 6/15/33	JPMPRK	1,300	31,798
MOTOROLA INC EQUITY SEC UNIT	MEU	900	39,087
MORGAN STANLEY CAP TR III 6.25% CAP SECS DUE 03/01/2033	MWR	2,000	50,600
MISSISSIPPI POWER 5.625% INSURED SR NTS DUE 5/1/33	MPJ	1,100	28,380

ZENON CAPITAL LP

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

7. SECURITIES SOLD, NOT YET PURCHASED (CONTINUED)

	Symbol	Quantity	Market Price
NB CAPITAL CORP-DEP SHS REPSTG 1/40TH 8.35% EXCH PFD SER A	NBD	1,700	47,770
PUBLIC STORAGE INC DEP SHS RSPTG 1/1000 OF 7.875% CUM PERP PFD SER S	PSAPRS	2,400	64,536
PPL CAP FDG TR I 7.75% CONV PFD PEPS UNIT DUE 05/18/04	PPLPRE	400	8,820
ROYAL BANK OF SCOTLAND GRP PLC 8.5% NON CUM PREF SER F	RBSPRF	1,000	28,200
ROYAL BANK OF SCOTLAND PLC 5.75% CUM EXCHANGEABLE CAP SECS	RBSPRY	1,800	44,244
SOUTHERN CO CAPITAL VI 7.125% TRUST PFD SECS DUE 6/30/42	SOPRD	3,000	82,320
UNUMPROVIDENT CORP	UNM	2,000	31,540
VIRGINIA POWER CAPITAL TR II 7.375% TRUST PFD DUE 7/30/42	VELPRA	1,800	49,734
WELLS FARGO CAPITAL VII 5.85% TRUST PFD SECS DUE 5/1/33	WPK	300	7,557
WELLS FARGO CAPT TRUST VI 6.95% TRUST PFD SEC DUE 4/15/32	WPD	200	5,370
ZIONS CAPITAL TRUST B 8% CAPITAL SECS DUE 9/1/32	ZBPRB	100	2,727
MUTUAL FUNDS			
VAN KAMPEN PENNSYLVANIA VALUE MUNICIPAL INCOME TRUST	VPV	400	6,464
			$ 1,075,275

8. PARTNERSHIP DISTRIBUTIONS AND CONTRIBUTIONS

During the year, the partnership received contributions of $31,625 (2002 - $75,600, 2001 - $20,000) from the general partner and $NIL (2002 - $31,819 2001 - $30,000) from the limited partners and made distributions of $110,133 (2002 - $69,466, 2001 - $64,258) and $85,415 (2002 - $153,507, 2001 - $78,058) respectively. The partnership agreement provides for contributions and distributions and the general partner maintains the liquidity of the partnership to meet obligations for distributions as required.

9. STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

This statement has not been prepared as there are no liabilities of this nature.

10. NET CAPITAL REQUIREMENTS

As a result of its activities as a broker-dealer, the partnership is subject to the Net Capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. Under those rules the partnership must maintain minimum Net Capital equal to a minimum of $100,000, in addition to meeting other Net Capital provisions. As at the year end the partnership met the minimum Net Capital provisions.

Zenon Capital

TRIAL BALANCE AND NET CAPITAL COMPUTATION **December 31, 2003.**

Assets	**DEBIT**	**CREDIT**
Canada Trust - Cash	983	0
US Clearing - Good Faith Deposit	51,783	0
US Clearing - Cash Account	0	(9,251)
US Clearing - Margin Account	0	(464,826)
US Clearing - Short Account	1,072,089	0
US Clearing - Stocks Long	1,075,768	0
US Clearing - Stocks Short	0	(935,574)
Lind-Waldock - Futures Account	7,104	0
NASD Private Placement	20,100	0
Dividends Receivable	4,125	0
Knight Receivable	246	0
Liabilities		
Dividends Payable	0	(1,209)
US Clearing Payable	0	(19,138)
Other Payable	0	(3,743)
Equity		
Equity at Start of Year	824,598	0
Capital Deposits	31,625	0
Capital Withdrawals - General Partner	0	(110,133)
Capital Withdrawals - Limited Partners	0	(85,415)
Gross Profit	146,976	
Limited Partnership Expenses	(7,827)	
Withholding Tax	(1,368)	
Net Profit	137,781	
NET EQUITY	798,456	
Less NASD Private Placement	33,100	
Less Receivables	4,371	
Less Good Faith Deposit Surplus	1,783	
Less Haircut	134,313	
NET CAPITAL	624,889	
Required Net Capital	100,000	
Required Net Capital plus 20%	120,000	
EXCESS NET CAPITAL	524,889	

2269 Lakeshore Blvd. W. #1010, Toronto, Ontario M8V 3X6
Tel:(416) 255-9020 Fax:(416) 255-3427

Zenon Capital

HAIRCUT WORKOUT December 31, 2003.

	LONG Positions Symbol	Class	S&P Rating	Quantity	Price	Market Value	Shares for Haircut	Net Value For Haircut	Haircut Percent	HAIRCUT	Percent of Net Capital	Concentration Haircut	Conversion Ratio	Hedge	Shares Zero Haircut
L01	NDAQ	C		1,000	9.4500	9,450	1000	9,450	0.15	1,418	1.18	0			0
L02	SXA	PI	AA-	800	26.7700	21,416	800	21,416	0.10	2,142	2.68	0			0
L03	BWE.PR	PI	A+	1,000	28.2000	28,200	1000	28,200	0.10	2,820	3.53	0			0
L04	ONE.PR.U	PI	A+	800	27.5500	22,040	800	22,040	0.10	2,204	2.76	0			0
L05	C.PR.Z	PI	AA	1,300	26.4900	34,437	1300	34,437	0.10	3,444	4.31	0			0
L06	CBG.PR.C	PI	BBB+	1,300	26.4900	34,437	1300	34,437	0.10	3,444	4.31	0			0
L07	DOC	PI	AAA	1,300	27.8400	36,192	1300	36,192	0.10	3,619	4.53	0			0
L08	EHA	PI	AAA	1,700	26.8300	45,611	1700	45,611	0.10	4,561	5.71	0			0
L09	EMO	PI	AAA	1,200	26.1500	31,380	1200	31,380	0.10	3,138	3.93	0			0
L10	FCZ	PJ	BBB+	100	25.6500	2,565	100	2,565	0.10	257	0.32	0			0
L11	FSB	PI	AA-	4,500	26.2900	118,305	4500	118,305	0.10	11,831	14.82	5,769			0
L12	GEA	PI	AAA	5,100	26.6700	136,017	5100	136,017	0.10	13,602	17.04	8,426			0
L13	GMW	PI	A-	100	25.6500	2,565	100	2,565	0.10	257	0.32	0			0
L14	GJM	PI	A-	1,300	25.9900	33,787	1300	33,787	0.10	3,379	4.23	0			0
L15	ING.PR.B	PI	AA-	1,200	27.5400	33,048	1200	33,048	0.10	3,305	4.14	0			0
L16	HI.PR.X	PI	A-	300	27.6400	8,292	300	8,292	0.10	829	1.04	0			0
L17	JPM.PR.J	PI	A	2,500	26.6300	66,575	2500	66,575	0.10	6,658	8.34	0			0
L18	MER.PR.B	PI	A+	100	27.3200	2,732	100	2,732	0.10	273	0.34	0			0
L19	MER.PR.C	PI	A+	300	28.0000	8,400	300	8,400	0.10	840	1.05	0			0
L20	MWJ	PI	A+	2,400	26.8600	64,464	2400	64,464	0.10	6,446	8.07	0			0
L21	KRB.PR.D	PI	BBB+	1,300	26.7800	34,814	1300	34,814	0.10	3,481	4.36	0			0
L22	UZG	PI	A-	2,300	28.5200	65,596	2300	65,596	0.10	6,560	8.22	0			0
L23	NRS	PI	A	1,200	26.7500	32,100	1200	32,100	0.10	3,210	4.02	0			0
L24	PSA.PR.V	PI	A-	1,700	26.7100	45,407	1700	45,407	0.10	4,541	5.69	0			0
L25	POH	PI	AAA	2,000	25.8600	51,720	2000	51,720	0.10	5,172	6.48	0			0
L26	RBS.PR.E	PI	AA	1,300	28.5200	37,076	1300	37,076	0.10	3,708	4.64	0			0
L27	USB.PR.B	PI	A	1,300	27.1400	35,282	1300	35,282	0.10	3,528	4.42	0			0
L28	UNM.PR.A	V		1,000	33.8600	33,860	1000	33,860	0.15	5,079	4.24	0			0
L29	x														0
L30	x														0
L31	x														0
L32	x														0
L33	x														0
L34	x														0
L35	x														0
L36	x														0
L37	x														0
L38	x														0
L39	x														0
L40	x														0
L41	x														0
					LONG	1,075,768									

	SHORT Positions Symbol	Class	Moody's Rating	Quantity	Price	Market Value		Net Value for Haircut	Haircut Percent	Haircut	Percent of Net Capital	Concentration Haircut
S01	AFK	PI	AA	900	26.9300	24,237		24,237	0.10	2,424	3.04	0
S02	AKF	PI	AAA	2,000	25.4500	50,900		50,900	0.10	5,090	6.37	0
S03	C.PR.S	PI	AA	1,200	25.3800	30,456		30,456	0.10	3,046	3.81	0
S04	EHL	PI	BBB+	1,200	27.1800	32,616		32,616	0.10	3,262	4.08	0
S05	F.PR.A	PI	BBB+	2,000	25.8100	51,620		51,620	0.10	5,162	6.46	0
S06	FBF.PR.M	PI	A	1,200	26.6400	31,968		31,968	0.10	3,197	4.00	0
S07	FSE	PI	AA-	500	25.7200	12,860		12,860	0.10	1,288	1.61	0
S08	FSF	PI	AA-	800	24.3600	19,488		19,488	0.10	1,949	2.44	0
S09	BGM	PI	BBB+	1,600	26.0700	41,712		41,712	0.10	4,171	5.22	0
S10	HGM	PI	BBB+	1,500	26.0200	39,030		39,030	0.10	3,903	4.89	0
S11	RGM	PI	BBB+	100	25.8500	2,585		2,585	0.10	259	0.32	0
S12	GED	PI	AAA	4,600	25.9500	119,370		119,370	0.10	11,937	14.95	5,929
S13	IND	PI	AA-	300	26.7700	8,031		8,031	0.10	803	1.01	0
S14	INZ	PI	AA-	2,000	27.1200	54,240		54,240	0.10	5,424	6.79	0
S15	HTB	PI	A-	100	26.5500	2,655		2,655	0.10	266	0.33	0
S16	JPM.PR.K	PI	A	1,300	24.4600	31,798		31,798	0.10	3,180	3.98	0
S17	MWR	PI	A+	2,000	25.3000	50,600		50,600	0.10	5,060	6.34	0
S18	MPJ	PI	AA-	1,100	25.8000	28,380		28,380	0.10	2,838	3.55	0
S19	PSA.PR.S	PI	A-	2,400	26.8900	64,536		64,536	0.10	6,454	8.08	0
S20	RBS.PR.F	PI	AA	1,000	28.2000	28,200		28,200	0.10	2,820	3.53	0
S21	RBS.PR.Y	PI	AA	1,000	24.5800	24,580		24,580	0.10	2,458	3.08	0
S22	SO.PR.D	PI	A	3,000	27.4400	82,320		82,320	0.10	8,232	10.31	371
S23	VEL.PR.A	PI	BBB+	1,800	27.6300	49,734		49,734	0.10	4,973	6.23	0
S24	WPK	PI	AA	300	25.1900	7,557		7,557	0.10	756	0.95	0
S25	WPD	PI	AA	200	26.8500	5,370		5,370	0.10	537	0.67	0
S26	ZB.PR.B	PI	BBB+	100	27.2700	2,727		2,727	0.10	273	0.34	0
S27	VPV	M		400	16.1600	6,464		6,464	0.15	970	0.81	0
S28	UNM	C		2,000	15.7700	31,540		31,540	0.15	4,731	3.95	0
S29	x											
S30	x											
S31	x											
S32	x											
S33	x											
S34	x											
S35	x											
S36	x											
	Check Pref	Total			SHORT	935,574				205,200		20,494
	Long	597,742			Total	140,194	148,244					
	Short	-881,916										
		-284,174										

INVESTMENT GRADE PREFERRED Long Market Value	1,032,458	
INVESTMENT GRADE PREFERRED Short Market Value	897,570	
INVESTMENT GRADE PREFERRED Haircut	103,246	
		Percent of
15% Total Market Value	81,314	*Total Market Value*
15% Long Market Value	43,310	53.2627
15% Short Market Value	38,004	46.7373
GREATER LONG/SHORT Haircut	6,497	
LONG/SHORT EXCEEDS 25% Haircut	4,078	
UNDUE CONCENTRATION Haircut	20,494	
TOTAL STOCK HAIRCUT	134,313	
Futures Positions		
FUTURES HAIRCUT	0	
TOTAL HAIRCUT	134,313	

EXPLANATORY NOTES

Positions are assigned to a CLASS as follows:
PI - Investment Grade Preferred Stock
PJ - Junk Grade Preferred Stock
M - Closed-End Municipal Bond Fund
B - Closed-End Bond Fund
V - Convertible Preferred Stock
C - Common Stock

Algorithm for LONG Convertible Preferred Haircuts
[1] No haircut if converted position is offset by short common.
[2] Find matching short position for long convertible preferred.
[3] Using conversion ratio, calculate amount of shares that are offset by short position.
[4] Apply 0% haircut to [3] and 15% haircut to QUANTITY-[3]

Offsetting Positions

1	FSF	1000	24.36	24,360
2	*MEU*	*900*	*43.43*	*39,087*
3	NBD	1700	28.10	47,770
4	PPL.PR.E	400	22.05	8,820
5	RBS.PR.Y	800	24.58	19,664
			Total	139,701

2269 Lakeshore Blvd. W. #1010, Toronto, Ontario M8V 3X6
Tel:(416) 255-9020 Fax:(416) 255-3427

Zenon Capital

AGGREGATE INDEBTEDNESS COMPUTATION

VALUES FROM TRIAL BALANCE **December 31, 2003.**

	AI	Non-AI
US Clearing - Margin Account	0	
US Clearing - Stocks Short		935,574
Dividends Payable	0	
Accrued Liabilities	22,881	
AGGREGATE INDEBTEDNESS	22,881	
NET CAPITAL	798,456	
Required Net Capital at 1500%	1,525	
EXCESS NET CAPITAL	796,930	

2269 Lakeshore Blvd. W. #1010, Toronto, Ontario M8V 3X6
Tel:(416) 255-9020 Fax:(416) 255-3427

HAWLEY & COMPANY LLP
Chartered Accountants
LLP

Partners:
Mark E. Hawley, B. Comm., C.A.
Thomas G. Stacy, B. Math., C.A.

Principals:
Ronald G. Pedlar, B.Sc., M.B.A.
Jim E. Moorhead, B. Comm., C.M.A.

ACCOUNTANT'S REPORT ON MATERIAL INADEQUACIES - RULE 17A-5(j)

In accordance with Rule 17a-5(d) and 17a-5(j) we provide the following supplemental report to our annual audit report on form X-17A-5, Part III, describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

Our annual audit on form X-17A-5, Part III did not disclose any material inadequacies.

Hawley & Company LLP

Mississauga, Ontario, Canada

Chartered Accountants

February 20, 2004

225 Watline Avenue, Mississauga, Ontario L4Z 1P3 • (905) 507-0590 • fax (905) 507-0594

OATH OR AFFIRMATION

I, GEORGE Z. TATARSKY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ZENON CAPITAL LP, as of DECEMBER 31, ~~19~~ 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

GENERAL PARTNER
Title

[signature]
Notary Public

PAUL MAGNUS FELDMAN, B.A., LL.B.
Barrister/Solicitor/Notary Public
Ste. 200 — 2389 Bloor Street West
Toronto, Ontario M6S 1P6
Tel: 416-762-1397 Fax: 416-767-6282

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*